                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 1999
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

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AMVESCAP PLC
613337
IMMEDIATE RELEASE  13 DECEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN  TEL: 0171-454 3942



     Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                                  AMVESCAP PLC
                             DEALINGS BY DIRECTORS

Executive Directors              Options granted               Total number of shares
                                 at 660(pounds sterling)       over which options
                                 on 9th December 1999          held following this
                                                               notification
Charles W. Brady                      500,000                       1,774,027
The Hon. Michael Benson               200,000                         919,922
Michael J. Cemo                       200,000                         400,000
Gary T Crum                           150,000                         350,000
A.D. Frazier                          200,000                       1,001,815
Robert H. Graham                      250,000                         550,000
Robert F. McCullough                  150,000                         951,815
Hubert L. Harris                      150,000                       1,100,000





         Date of Notification  13th December 1999

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 13 December, 1999                     By /s/ MICHAEL S. PERMAN
     -----------------                       -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary